CYCLE COUNTRY ACCESSORIES CORP.
                                2188 Highway 86
                              Milford, Iowa 51351



October 7, 2005


United States Securities and Exchange Commission
Washington, DC 20549


Re: Cycle Country Accessories Corp. Form S-3 (File No. 333-125797)


Ladies/Gentlemen:

Cycle Country Accessories Corp., in accordance with Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests withdrawal of the above-referenced registration statement filed on June 14, 2005 (the "Registration Statement"). We are requesting withdrawal based upon various conferences with Commission staff. No securities were sold in the proposed offering.

NOTICE: THIS APPLICATION FOR WITHDRAWAL DOES NOT CONSTITUTE AN
OFFER FOR THE SALE OF ANY SECURITIES.

If you have any questions, please contact our counsel, James G. Dodrill II, at (561) 862-0529.



CYCLE COUNTRY ACCESSORIES CORP.


/s/ Ronald Hickman
By: Ronald Hickman
Chief Executive Officer